On June 30, 2008, shareholders of Golden Cycle Gold Corporation
("Company") Common Stock approved the merger agreement by and among the Company and AngloGold Ashanti Limited, AngloGold Ashanti USA, and GCGC LLC, a wholly owned subsidiary of AngloGold Ashanti USA.

Pursuant to the merger agreement, each share of the Company's common stock was converted into the right to receive 0.3123 AngloGold
Ashanti Limited American Depositary Shares ("ADS"). Each ADS represents one Ordinary Share. The merger became effective at 12:01 a.m. on July 1, 2008.

As a result, the Common Stock of Golden Cycle Gold Corporation was suspended from trading on NYSE Arca prior to the opening on July 1, 2008.